June 15, 2006

VIA Edgar and FEDERAL EXPRESS
-----------------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Michael Fay
            Patrick Kuhn
            Doug Jones

                  Re:   Six Flags, Inc.
                  Commission File No. 1-13703
                  ---------------------------

Ladies and Gentlemen:

      I am in receipt of the comment letter dated June 5, 2006 (the "letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Form 10-K for the year ended December 31, 2005 ("Form 10-K") of Six Flags, Inc. ("Six Flags" or the "Company"). Set forth below are our responses to your numbered comments.

Form 10-K: For the Year Ended December 31, 2005
-----------------------------------------------

Consolidated Statements of Operations, page F-7
-----------------------------------------------

1. We note your response to prior comment 4. Absent specific guidance to the contrary, amounts associated with operating assets, whether active or inactive, generally should be classified within income from operations because such assets contributed to operations. Accordingly, please reclassify these amounts within income from operations. Refer to paragraphs 25 and 45 of FAS 144 for guidance. We also analogize to the interpretive response to Question 2 of SAB Topic No. 5P3 and paragraph 18 of FAS 146 in regard to classification of disposition of operating assets in this respect. If you continue to believe that your present classification is proper, please cite the guidance upon which you rely in support of your position.

      In all future filings, the Company will classify gains or losses incurred on the write-off, retirement or sale of operating assets within income (loss) from operation and will reclassify prior periods in such filings accordingly.

      As requested in the letter, the Company hereby confirms to the Staff as follows:
      o The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;
      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K.
      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding this letter or otherwise, please call either myself at (212) 652-9380 or our Chief Financial Officer, Jeffrey R Speed, at (212) 652-9384.

                                         Very truly yours,

                                         Six Flags, Inc.

                                         By:  /s/ James M. Coughlin
                                             ----------------------
                                                  James M. Coughlin